SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

Conference Call

March 24 , 2017

► 9:00 am US EDT

In English (simultaneous translation from Portuguese)

+ 1-516-3001066 US EDT

Code: Gafisa

► 10:00 am Brasilia Time

In Portuguese

Telephone:

+55-11-3728-5971 (Brazil)

Code: Gafisa

Replay:

+55-11-3728-5820  (Brazil)

Code: 2459777

+55-11-3728-5820 (US)

Code: 3095122

IR Website: www.gafisa.com.br/ri

IR Contacts

Danilo Cabrera

Mariana Suarez

Phone: +55 11 3025-9242 / 9978

E-mail: ri@gafisa.com.br

IR Website: www.gafisa.com.br/ri

Media Relations

Máquina Cohn & Wolfe

Lívia Hormigo / Guilherme Justo

Phone: +55 11 3147-7414

Fax: +55 11 3147-7438 / 7270

E-mail: gafisa@grupomaquina.com

Shares

GFSA3 – Bovespa

GFA – NYSE

Total shares outstanding: 378,066,162

Average daily trading volume (90 days²):
R$19.8 million

(1) Including 14,160,533 treasury shares;

(2) Until December 31, 2016

FOR IMMEDIATE RELEASE - São Paulo, March 23, 2017 – Gafisa S.A. (Bovespa: GFSA3; NYSE: GFA), one of Brazil’s leading homebuilders, today reported financial results for the quarter and year ended December 31, 2016.

GAFISA RELEASES
4Q16 AND 2016 RESULTS

SoS of launches reached 67.3% in 4Q16

Net cash generation of R$130.4 million in the quarter

Adjusted net loss of R$156.0 million in 4Q16 and
R$ 350.5 million in the year, excluding effect of Tenda’s sale transaction and adjustments in inventory and landbank

MANAGEMENT COMMENTS
AND HIGHLIGHTS

2016 was marked by continued macroeconomic challenges as the political and economic crisis significantly impacted the Brazilian real estate market. At Gafisa, our conservative new product development strategy and metropolitan focused business model allowed us to partially offset the headwinds we experienced during this period.

The middle and upper-middle income segments were the most affected by the economic recession in Brazil. In this context, Gafisa focused on improving its operational performance and business management, and prudently developed new projects despite current macroeconomic conditions.

In 4Q16, Gafisa evolved in the development activity, with three new projects/phases launched in São Paulo. These launches totaled R$299.4 million in PSV, bringing the yearly total of new product launches to R$920.8 million.

The Company’s assertiveness in the development and marketing of these launches resulted in a record sales speed of launches of 67.3% in 2016. It may also reflect a slight improvement in the consumer confidence index.

We would like to highlight Square Ipiranga’s average speed of sales, which was well above the recent industry average. Such evolution in the sales speed of launched projects is evidence of the Company’s success in improving its operating processes over the past years,  particularly in development, sales and construction.

Despite continued political and economic headwinds, the fourth quarter represented Gafisa’s best operating performance in 2016. In addition to improved sales results, with gross sales increasing 25.0% to R$455.7 million from the 3Q16, we noticed a reduction in the volume of dissolutions.

Net sales for the quarter totaled R$355.8 million, the highest quarterly sales volume in almost two years. In the second half of 2016, sales volumes were triple that of the first half.

                The volume of dissolutions in 4Q16, in turn, declined to its lowest level in the last two years, reaching R$99.9 million versus R$106.1 million in 3Q16 and R$125.3 million in 4Q15. The improvement in dissolutions is still modest, constrained by the economic recession. In 2016, cancelled PSV totaled R$508.8 million, in line with R$512.9 million recorded in 2015. While the level of dissolutions improved in the quarter, it continues to be impacted by current market conditions and the solid volume of projects delivered during the past 18 months.

Despite the good performance of projects launched in the period, the Gafisa segment’s SoS continues to be impacted by current market conditions, as reflected by low inventory sales volumes. However, SoS increased year-on-year to 16.8% in 4Q16, representing the highest level since 4Q13. In 2016, Gafisa’s SoS reached 31.5%.

The Company also remained focused on the sale of existing units. As a result, 29.4% of net sales in 4Q16 and 45.5% in 12M16 comprised products launched prior to the current year. Considering the higher volume of dissolutions related to legacy projects, however, net sales were still concentrated in more recent projects, impacting the segment’s revenues.

It is also important to note that this was the first quarter where backlog increased versus prior quarters, up 28.3% q-o-q, due to the good sales performance in the last quarter of the year and the maintenance of launch volumes over the past three years. This positive trend was evident in the third quarter, but became more prominent in the last quarter of the year.

Gafisa ended 2016 with 19 projects under construction, all on schedule and within the delivery timeframe, reinforcing Gafisa’s commitment to its clients.

Conservative cash management remained an important area of focus throughout the year. Gafisa delivered R$292.7 million in PSV in the fourth quarter of 2016, bringing the full year number to R$1.7 billion. The volume of transfers reached R$136.6 million in 4Q16 and R$515.3 million in 2016. These results show an appropriate level of control and operating efficiency. Despite current credit restrictions, Gafisa has an efficient transfer process, contributing to a 4Q16 cash generation result that reached   the highest level in three years.

As a result of this transfer performance and conservative cash management strategy, operating cash generation totaled R$150.8 million in the quarter and R$300.9 million in the year.

It is important to note that 55.6% of total finished inventory refers to commercial projects, due not only to the high volume of commercial projects delivered over the last 18 months, but also limited liquidity for this type of product.

Despite the first signs of stability in the market and the Company’s improved operating performance in the period, it will take time for better operating performance to be reflected in financial results, as the protracted recession has taken its toll on product pricing and inventory sales. The expectation of improved political and economic conditions over the next quarters, combined with a likely upturn in the middle and upper income segments, should allow a gradual recovery in the Company’s financial results over the next periods.

In view of these factors, we will maintain a conservative approach in early 2017, seeking to balance the placement of new products on the market, prioritizing those with higher liquidity to achieve an appropriate level of sales and profitability, and maintaining the focus on decreasing inventory.

The sale of Tenda’s shares, as announced on December 14, 2016, had the following effects on our financial results: (i) R$610.5 million impairment from discontinued operations; and (ii) R$90.3 million due to the reversal of deferred tax assets previously recorded, as a result of the fiscal loss generated by the transaction, resulting in an impact of R$680.3 million on net income for the quarter, excluding elimination effects and Tenda’s previous result.

Besides the impacts related to Tenda, adjusted gross profit in 4Q16 was impacted by R$159.9 million related to pricing adjustments on inventory commercial units, as the market price declined below accounting cost for commercial projects,  as a result of the market environment, and also to adjustments in the market value of certain land that will not be developed in the coming years. Excluding these non-recurring impacts, gross profit was R$54.7 million in the period, and R$203.2 million for the year.

Given the deconsolidation of Tenda, and the expected receipt of proceeds from the sale of the 50% stake in Tenda by May 2017, Gafisa's Shareholders' Equity was impacted excluding this cash consideration. The Net Debt/ Shareholders’ Equity ratio reached 71.8%, however at the conclusion of the transaction, Gafisa should receive approximately R$319.5 million in new funds, enabling the Company to reduce leverage and increase liquidity.

Net cash generation reached an impressive R$130.4 million in 4Q16 and R$70.0 million in 2016, underscoring management’s prudent financial management. We will continue to focus on cash generation and capital discipline in 2017. In this context, the Company was successful in reducing gross debt by R$268.6 million.

The end of 2016 marks the conclusion of a strategic shift for Gafisa, which commenced three years ago with the sale of our 70% interest in Alphaville. In February 2014, we initiated studies to separate the Gafisa and Tenda segments, a process which began when the Company’s management determined that these units would be more efficient and profitable if they operated independently, and culminating in the imminent Tenda spinoff.

We have reaped the benefits of Tenda’s business restructuring and the strategy to separate the business units. With a dedicated management team, Tenda refined its business model and positioned itself to benefit from the growth in the low-income market. At Gafisa, after the separation process and resulting cash inflow providing a greater cushion and balance in the capital structure, the segment will continue to focus on the middle and upper-middle income segments concentrated in the markets of São Paulo and Rio de Janeiro. The maintenance of launch volume over the past three years is already creating a foundation for future years’ results.

We will maintain our conservative approach in early 2017, seeking to balance the placement of new products on the market while remaining focused on inventory sales, both complete and under construction. Gafisa is navigating the challenging economic conditions to be well positioned for a potential upswing in the economy over the coming periods, while maintaining a conservative and balanced approach.

The Company continues to advance guided by capital discipline, its profitability goals, and value creation for shareholders.

The Management

STANDARDIZED FINANCIAL STATEMENTS 4Q16 AND 2016

We point out, as per Material Fact of December 14, 2016, informing on the signature of the agreement to sell up to 30% of shares issued by Tenda, and in line with CPC 31 – Non-Current Asset Held for Sale and Income from Discontinued Operation, the financial information in this report reflects the effects of the recording of Tenda as discontinued operation. In the case of the Income Statement, the results of December 31, 2015 were also restated for comparability purposes and the result is presented in a single amount (Discontinued Operation Result). Referring to balance sheet, the information related to Tenda is presented in single lines, both under assets and liabilities.

FINANCIAL RESULTS

▪  Operating cash generation totaled R$150.8 million in 4Q16 and R$300.9 million for the full year 2016. Net cash generation in the quarter was R$130.4 million, the highest level in 3 years, with an accumulated cash generation of R$70.0 million in the year.

▪  Gafisa’s 4Q16 net revenue recognized by the “PoC” method was R$263.8 million, a 25.1% decrease year-on-year but an increase of 1.7% from the previous quarter. In 12M16, net revenue was R$915.7 million, a 36.6% reduction compared with 12M15.

▪  Recurring adjusted gross profit for 4Q16 (excluding inventory and landbanks adjustments) was R$54.7 million compared to a gross profit of R$47.2 million in 3Q16 and R$127.4 million recorded in the past year. Based on the same criteria, adjusted gross margin reached 20.7%, compared to 17.6% in 3Q16, and 36.1% in 4Q15. For the full year, adjusted gross profit excluding this adjustments was R$203.2 million with a margin of 22.2%, compared to R$532.6 million in 12M15.

▪  Recurring Adjusted EBITDA (excluding inventory and landbanks adjustments) was negative R$0.3 million in the fourth quarter, up from negative EBITDA of R$15.7 million in 3Q16 and down from the positive result of R$49.9 million in 4Q15. Based on the same criteria, accumulated adjusted EBITDA for the year was  negative R$83.6 million, compared to a positive result of R$227.4 million in 2015.

▪  Recurring net income, excluding the impact of discontinued operations (Tenda), and the inventory and landbanks adjustments, which impacted the gross profit, was negative R$156.0 million in 4Q16 compared to a net loss of R$72.6 million in 3Q16 and a net profit of R$0.8 million in 4Q15. Year-to-date, based on the same criteria, the Company reported an adjusted net loss of R$350.5 million.

OPERATING RESULTS

▪  Consolidated sales over supply (SoS) reached 16.8% in 4Q16 compared to 11.5% in 3Q16 and 10.8% in 4Q15. On a trailing 12-month basis, Gafisa’s SoS was 31.5%.

▪  SoS of 4Q16 launches totaled 67.3%, one of the highest levels in the Company’s history.

▪  Consolidated inventory at market value decreased 11.1% q-o-q, to R$1.8 billion.

▪  Net pre-sales totaled R$355.8 million in 4Q16, an increase of 45.1% from the R$245.2 million recorded in 4Q15 and 37.7% increase compared to 3Q16. Consolidated sales from launches in the quarter represented 56.7% of the total, while sales from inventory comprised the remaining 43.3%. The Company reached R$810.5 million in net pre-sales in the full year.

▪  Overall Company launches were R$299.4 million in 4Q16, comprising 3 projects in the cities of São Paulo and Santos, a decrease of 21.3% compared to 4Q15 and 27.1% compared to last quarter. Launched volumes in the year totaled R$920.8 million.

▪  Throughout the fourth quarter, the Company delivered 3 projects/phases, totaling 416 units, accounting for R$292.7 million in PSV. In regards to 12M16, the company delivered 16 projects/phases and 3,747 units, accounting for R$1.7 billion in PSV.

4

RECENT EVENTS

UPDATE ON THE SEPARATION OF THE GAFISA AND TENDA UNITS

During 2016, Gafisa has continued working on the separation process of the Gafisa and Tenda business units. Since studies began in February 2014, several activities have been undertaken to enable these two business units to become independent, both from an operational viewpoint and in terms of capital structure.

In 4Q16, Gafisa initiated Tenda’s secondary tender offer, which did not materialize due to the turbulent market environment, and instead culminated in the sale of up to 30% of Tenda’s shares to the private equity firm Jaguar Growth Asset Management, LLC, at the price of R$8.13 per share. As part of this agreement, Gafisa’s shareholders, through the exercise of their preemptive rights to acquire Tenda’s shares at the same price per share determined in the transaction (R$8.13), will have the opportunity to acquire up to 50% of Tenda’s shares held thereby, considering an additional 20% related to Jaguar's offer.

As part of the agreement with Jaguar, Gafisa, as Tenda’s shareholder, approved on December 14, 2016 a capital reduction of R$100.0 million, without cancelling the shares and refunding the total amount to Gafisa, payable until December 31, 2018 and the remaining balance until December 31, 2019, with possibility of anticipation due to the cash performance. Thus, the potential cash receipt for Gafisa in the transaction context is of R$319.6 million.

REVERSE STOCK SPLIT AND CAPITAL REDUCTION

At the Extraordinary Shareholders’ Meeting held on February 20, 2017, Gafisa’s shareholders approved the reverse split of Gafisa’s shares, at a ratio of 13.483023074 to one share, as part of the procedures necessary to conduct Tenda’s spin-off process. Subsequently, a second Extraordinary Shareholders’ Meeting was held which approved Gafisa’s shareholders’ preemptive right in Tenda’s spin-off process and capital reduction, delivering to the Company’s shareholders one Tenda common share for each Gafisa common share held after the reverse split, excluding the treasury shares, which correspond to 50% of Tenda's shares. It is worth mentioning that, pursuant to prevailing laws, the capital reduction shall observe the 60-day term for creditors’ disagreement, as of the date of the meeting. As soon as that date lapses, the Company will inform the market.

PREEMPTIVE RIGHTS

Gafisa offered to its shareholders the preemptive right, at the proportion of their respective equity interest, to acquire up to 50% of the capital stock of Tenda for R$8.13 per share. All those registered as the Company’s shareholders as of March 16, 2017 were eligible to the Preemptive Right (after-hours trading).

The term to exercise the preemptive right shall be 30 days as of March 17, 2017 (inclusive), i.e., until April 15, 2017 (inclusive). The Company’s shareholders intending to trade their Preemptive Rights may do it once initiated the term to exercise, and they shall do it with the advance necessary, so that to allow that the subscription rights assigned still may be exercised within referred exercise term.

It is worth mentioning that the exercise of preemptive right is subject to the conclusion of Gafisa’s capital reduction (spin-off) and delivery of the remaining 50% of Tenda’s capital stock to its shareholders.

5

CONCLUSION OF OPERATION

Over the past three years, the Company was able to advance with several steps concerned with the effective separation of the Gafisa and Tenda administrative structures, so that both would be ready to carry on their operations independently. The conclusion of operations and resulting cash inflow deriving from this operation contribute to Gafisa’s improving liquidity condition and capital structure.

With the conclusion of the purchase and sale of Tenda’s shares, subject-matter of the agreement entered into with Jaguar, once all the conditions are met, Gafisa shall monetize a total amount of at least R$231.7 million, including an amount of R$100.0 million in Tenda capital reduction in favor of Gafisa, approved on December 14, 2016.

In addition, and as one of the precedent conditions mentioned above, we have the consolidation of corporate separation and resulting distribution of 50% of Tenda’s shares to Gafisa’s shareholders base, envisaging relevant interest in Tenda’s capital stock after the operation is concluded.

Therefore, Gafisa’s shareholder maximizes the capacity of generating value, due to the exposure to Tenda’s operating excellence, reduced risk level, a consistent level of profitability, expansion plan and development of businesses in the economic segment.

If the 20% additional to the offer submitted by Jaguar is also sold within the context of this operation, Gafisa will receive additional funds of R$87.8 million, reaching an overall amount of R$319.5 million in this operation.

The conclusion of this operation and resulting distribution of Tenda’s capital stock to Gafisa’s shareholders, settles the final stage of a process initiated in 2011, with the development of a new strategic plan for Gafisa and Tenda; sale of 70% equity interest in Alphaville which improved Gafisa’s liquidity condition and capital structure, and finally, the effective operational and corporate separation between the Gafisa and Tenda business units. The Company’s Management estimates that the conclusion of this process over the upcoming months and the resulting new corporate structure will deliver to Gafisa’s shareholders a valuable opportunity to capture the potential of the Brazilian real estate market by means of operating strength, brand recognition and strategic consolidation of both business units.

TENDA EARNINGS RELEASE – 4Q16 AND 2016

On March 13, 2017, Construtora Tenda S.A published its annual financial statements for the twelve-month period ended December 31, 2016, accompanied by the auditors' review report ( "DFP Tenda").

The DFP Tenda and the Earnings Release are available on the CVM (www.cvm.gov.br) and the Company (www.gafisa.com.br/ir and ir.tenda.com) websites.

6

GAFISA

Focuses on residential developments within the upper, upper-middle, and middle-income segments, with average unit prices above R$250,000.00. 00.

Operating Results | Launches and Pre-Sales

Fourth quarter launches totaled R$299.4 million and consisted of 2 projects/phases in São Paulo and 1 project in Santos. The sales speed of these launches reached 67.3%, the highest level of sales from launches in recent years. In the year, Gafisa launched 10 projects and reached R$920.8 million.

Table 1 – Launches and Pre-sales (R$ 000)

	4Q16	3Q16	Q/Q(%)	4Q15	Y/Y(%)	2016	2015	Y/Y(%)
Launches	299,417	410,966	-27%	380,270	-21%	920,846	996,316	-8%
Pre- Sales	355,771	258,332	38%	245,196	45%	810,464	914,796	-11%

Despite continued political and economic headwinds in Brazil, and the resulting impact on inventory pricing, the Company’s 4Q16 sales performance improved relative to previous quarters, mainly due to the better performance of launches in the period. Fourth quarter gross pre-sales in the Gafisa segment totaled R$455.7 million. Dissolutions in 4Q16 were R$99.9 million, yielding total net pre-sales of R$355.8 million, up 37.7% q-o-q and 45.1% y-o-y, due mainly to the strong sales performance of products launched in the fourth quarter, representing 56.7% of net pre-sales in the period.

 Year to date, net pre-sales totaled R$810.5 million. Of the total, 54.5% relate to sales of launches in 2016, which have lower evolution.

7

The Company’s SoS for the last twelve months reached 31.5% compared to 31.1% in 2015. In the 4Q16, SoS reached its highest level since 4Q13, totalling 16.8% compared to 11.5% in 3Q16 and 10.9% in 4Q15.

Dissolutions

The macroeconomic uncertainty and economic recession observed in 2016 have directly impacted consumer confidence and, accordingly, the level of gross sales and dissolutions. In this context, the level of dissolutions in the Gafisa segment reached R$99.9 million in 4Q16, the lowest level in 24 months. Dissolutions have decreased from R$106.1 million in 3Q16 and R$125.3 million in 4Q15. In the year, the total volume of dissolutions was R$508.8 million.

The total dissolutions in the quarter represent 218 Gafisa cancelled units, out of which 144 units, representing R$61.9 million (62%), were resold within the period. Year-to-date, 931 units were cancelled, with the resale of 536 units in the same period, totaling R$260.8 million.

8

Over the last three years, the Company has been working on initiatives to strengthen the credit review component of its sale process. In doing so, the Company intends to reduce the level of dissolutions throughout the construction and delivery cycle. A comprehensive credit review at the time of sale has generated a more efficient process for transferring Gafisa customers to financial institutions, even amid an unfavorable economic environment. For example, only 7.6% of those who asked for transfers in 12M16 were rejected by the bank’s credit analysis (i.e. out of the 1,281 units asking for transfers, only 97 were not accepted).

In recent quarters the Company has been able to reduce the level of dissolutions by allowing customers facing financial pressure to swap their units for those that better match their financial position.  This exchange process reflects the flexibility of Gafisa’s product portfolio. In 2016, R$132.6 million in new sales were to customers who opted for swaps.

Inventory

Gafisa is maintaining its focus on inventory reduction initiatives. Projects launched prior to 2016 represented 45.5% of net sales in the year.

The market value of inventory decreased by 11.1% q-o-q and 13.3% y-o-y to R$1.8 billion. The reduction reflects the sale of units in the period, and price adjustments on some projects in inventory, in keeping with current market dynamics.

Table 2 – Inventory at Market Value (R$ 000)

	Inventories EoP 3Q16	Launches	Dissolutions	Gross Sales	Adjustments¹	Inventories EoP 4Q16	Q/Q (%)
São Paulo	1,518,820	299,417	76,423	(397,850)	(128,171)	1,368,639	-9.9%
Rio de Janeiro	416,430	-	20,162	(54,123)	(37,866)	344,603	-17.2%
Other Markets	45,258	-	3,383	(3,766)	2,044	46,919	3.7%
Total	1,980,508	299,417	99,968	(455,739)	(163,993)	1,760,161	-11.1%

1) Period Adjustments reflect the updates related to the project scope, launch date and pricing update in the period

In regards to Gafisa’s inventory, approximately 66% or R$1.2 billion is concentrated in projects to be delivered after 4Q17 and will not significantly increase the segment’s inventory of finished units in the short term. This component of inventory totaled R$592.6 million in 4Q16 or 34% of the total.

Commercial projects account for approximately 55.6% of Gafisa’s total volume of finished projects. This reflects not only the high volume of commercial projects delivered during the last 18 months, but also low liquidity on these projects at present.

Inventory from projects launched outside core markets, which is comprised exclusively of finished units, represented R$46.9 million or 2.7% of total inventory, a decrease of 35.5% when compared to R$72.7 million in 4Q15 but up 3.7% from 3Q16. The Company estimates that through the beginning of 2018, it will have monetized a large portion of its inventory in non-core markets, based on the strong sales observed in these markets over the past few quarters.

Table 3 – Inventory at Market Value- Work Status - POC (R$ 000)

	Not Initiated	Up to 30% built	30% a 70% built	More than 70% built	Finished Units	Total 4Q16
São Paulo	-	47,398	859,351	182,504	279,386	1,368,639
Rio de Janeiro	-	5,256	44,964	28,074	266,309	344,603
Other Markets	-	-	-	-	46,919	46,919
Total	-	52,654	904,315	210,578	592,614	1,760,161

1) Inventory at market value includes projects in partnership. This index is not comparable to the accounting inventory, due to the implementation of new accounting practices on behalf of CPCs 18, 19 and 36

9

Inventory Delivery Schedule

Landbank

The Company’ landbank, with a PSV of R$4.8 billion, represents 38 potential projects/phases, and corresponds to nearly 10.9 thousand units. 62% of potential projects/phases are located in São Paulo and 38% are located in Rio de Janeiro. The largest portion of land acquired through swap agreements is located in Rio de Janeiro, bringing the total percentage of land acquired through swaps to 60%.

Table 4 - Landbank (R$ 000)

	PSV (% Gafisa)	% Swap Total	% Swap Units	% Swap Financial	Potential Units (% Gafisa)	Potential Units (100%)
São Paulo	3,019,766	48.8%	48.8%	0.0%	7,217	7,888
Rio de Janeiro	1,819,493	72.5%	72.5%	0.0%	2,967	3,021
Total	4,839,259	60.1%	60.1%	0.0%	10,184	10,909

1) The swap percentage is measured compared to historical cost of land acquisition.

2) Potential units are net of swaps and refer to the Gafisa’s and/or its partners’ stake in the project.

Table 5 - Changes in the Landbank (3Q16 x 4Q16 - R$ 000)

	Initial Landbank	Land Acquisition	Launches	Dissolutions	Adjustments	Final Landbank
São Paulo	3,321,410	-	(299,417)	-	(2,227)	3,019,766
Rio de Janeiro	1,813,527	-	-	-	5,966	1,819,493
Total	5,134,937	-	(299,417)	-	3,739	4,839,259

In 4Q16, the Company did not acquire new landbank. The quarterly adjustments reflect updates related to project scope, expected launch date and other adjustments to landbank in the period.

Gafisa Sales

Gafisa Vendas, the Company’s independent sales unit, with operations in São Paulo and Rio de Janeiro, accounted for 59% of gross sales in 12M16. Gafisa Vendas currently has a team of 480 highly trained, dedicated consultants, in addition to an online sales force.

10

Delivered Projects

During 4Q16, 3 projects totaling 416 units were delivered, accounting for R$292.7 million in PSV. In 2016, 16 projects/phases totaling 3,747 units were delivered, accounting for R$1.7 billion in PSV. Currently, Gafisa has 19 projects under construction, all of which are on schedule according to the Company’s business plan.

Table 6 – Breakdown of Delivered Projects 2016 (R$ 000)

	Residential	Commercial	Total
São Paulo	1,074,267	395,470	1,469,737
Rio de Janeiro	189,601	86,225	275,826
Total	1,263,868	481,695	1,745,563

Transfers

Over the past few years, the Company has been taking steps to improve the performance of its receivables/transfer process, in an attempt to achieve higher rates of return on invested capital. Currently, the Company’s strategy is to transfer 90% of eligible units in a 90-day period after the delivery of the project. In accordance with this policy, transfers totaled R$136.6 million in PSV in the fourth quarter.

Table 7 – Delivered Projects (R$ 000 and %)

	4Q16	3Q16	Q/Q(%)	4Q15	Y/Y(%)	2016	2015	Y/Y(%)
PSV Transferred ¹	136,608	126,013	8%	241,800	-44%	515,341	763,289	-32%
Delivered Projects	3	7	-57%	8	-63%	16	18	-11%
Delivered Units	416	1,899	-78%	1,641	-75%	3,747	4,986	-25%
Delivered PSV²	292,736	935,678	-69%	1,027,824	-72%	1,745,563	2,374,541	-26%

1) PSV refers to potential sales value of the units transferred to financial institutions.

2) PSV = Potential sales value of delivered units.

11

Financial Results

Revenue

4Q16 net revenues totaled R$263.8 million, down 25.1% y-o-y and 1.7% q-o-q. 4Q16 revenues were impacted by the mix of net sales, with a higher concentration of sales of launches, and consequently lower revenue recognition. In 12M16, net revenue reached R$915.7 million, a 37% decrease compared to 12M15.

                In the quarter, 100% of revenues derived from projects located in Rio de Janeiro and São Paulo. The table below provides additional details.

Table 8 – Revenue Recognition (R$ 000)

	4Q16				4Q15
Launches	Pre-Sales	% Sales	Revenue	% Revenue	Pre-Sales	% Sales	Revenue	% Revenue
2016	251,151	71%	29,772	11%	-	-	-	-
2015	54,754	15%	58,148	22%	129,227	53%	53,411	15%
2014	14,391	4%	83,746	32%	47,434	19%	96,876	27%
2013	21,414	6%	62,690	24%	50,322	21%	95,112	27%
≤ 2012	14,061	4%	29,461	11%	18,212	7%	107,025	31%
Total	355,771	100%	263,817	100%	245,196	100%	352,424	100%
SP + RJ	355,388	100%	264,958	100%	239,205	98%	347,715	99%
Other Markets	383	0%	(1,141)	0%	5,991	2%	4,709	1%

Gross Profit & Margin

In 4Q16, provisions of R$159.9 million were recorded as a result of: (i) pricing adjustments of units in inventory, with sales value below the accounting cost, heavily concentrated in commercial developments, as a result of the current market price level; and (ii) market value adjustment of some lots of our landbank not included in the Company's launch plan for the coming years. These adjustments generated a direct impact on Gafisa's gross profit and gross margin in the period. As a result, gross profit in the quarter was negative R$144.0 million, down from positive R$1.0 million in 3Q16 and R$84.2 million in the previous year. Based on the same criteria, excluding the effects mentioned above, recurring adjusted gross margin was 20.7% in 4Q16  and 22.2% in 12M16.

In addition to the factors mentioned before, gross margin in 4Q16 also reflects the accounting impact of increased recording of financial costs in recently launched projects which presented good sales speed. In these projects, the suspensive clause - reflecting the accounting conventions which recognize financial costs in line with the percentage sold, and not in line with the work-in-progress evaluation according to the PoC method - was effective within the same period.

It is worth noting that the negative adjustments recorded in 4Q16 reflect the current macroeconomic condition and its impact of real estate prices. Considering expectations for improved economic conditions in Brazil over the next 2 years, it is possible that the price of these assets will recover and the provisions will be partly reversed. The table below contains more details on the breakdown of Gafisa’s 4Q16 gross margin.

12

Table 9 – Gross Margin (R$ 000)

	4Q16	3Q16	Q/Q (%)	4Q15	Y/Y(%)	2016	2015	Y/Y(%)
Net Revenue	263,817	268,271	-2%	352,424	-25%	915,698	1,443,357	-37%
Gross Profit	(144,018)	963	-	84,191	-	(113,515)	381,436	-
Gross Margin	-54.6%	0.4%	-5,500 bps	23.9%	-7,850 bps	-12.4%	26.4%	-3,880 bps
(-) Financial Costs	38,792	46,258	-16%	43,201	-10%	156,812	151,185	4%
Adjusted Gross Profit¹	(105,228)	47,221	-	127,392	-	43,295	532,621	-92%
Adjusted Gross Margin¹	-39.9%	17.6%	-5,750 bps	36.1%	-7,600 bps	4.7%	36.9%	-3,220 bps
(-) Inventory and Landbank Adjustments²	159,931	-	-	-	-	159,931	-	-
Recurring Adjusted Gross Profit¹ ²	54,703	47,221	16%	127,392	-57%	203,226	532,621	-62%
Recurring Adjusted Gross Margin¹ ²	20.7%	17.6%	310 bps	36.1%	1,540 bps	22.2%	36.9%	-1,470 bps

1)  Adjusted by capitalized interests.

2)  Pricing adjustments to inventory units, related to current market prices level and to historical cost update at market value in some lots of our landbank.

Selling, General and Administrative Expenses (SG&A)

SG&A expenses totaled R$65.8 million in 4Q16, up 18.8% y-o-y and 25.9% q-o-q. In the year, these expenses totaled R$201.5 million, up 3.1% from R$195.4 million in the past year.

Selling expenses decreased 13.3% when compared to 4Q15 and increased 34.6% sequentially, due to the recording of expenses related to 3Q16 launches in this quarter and also to current market conditions requiring higher sales and marketing investments to stimulate demand. In 2016, selling expenses decreased 3.1% compared to 2015.

The Company’s general and administrative expenses reached R$32.5 million in 4Q16, up 18.0% compared to the previous quarter and 91.2% compared to 4Q15, and was impacted by the following factors: (i) R$2.7 million due to severance pay and indemnity expenses as part of a year-end corporate restructuring; (ii) R$2.9 million referring to final expenses related to the separation of the Gafisa and Tenda units’ IT structure; and (iii) net effect of R$9.3 million related to reversal of provision for profit sharing recorded in 2015. In 2016, SG&A sales expenses reached R$106.6 million, compared to R$97.9 million in the previous year. In 4Q16, the R$6.2 million in provisions recorded are in line with the curve established at the beginning of the year, with the accounting record of such provision made in an uniform manner throughout the quarters. In 2016, G&A expenses reached R$106.6 million compared to  R$97.4 million in the previous year.

Considering the same basis of comparison and excluding the non-recurring impacts mentioned above, general and administrative (G&A) expenses came to R$17.7 million in 4Q16, in line with 4Q15; G&A totaled R$91.7 million in 2016, down 6.0% year-on-year.

SG&A levels reflect the Company's commitment to improving operational efficiency and achieving a level of costs and expenses that is consistent with its business cycle and current economic outlook.

Table 10 – SG&A Expenses (R$ 000)

	4Q16	3Q16	Q/Q (%)	4Q15	Y/Y(%)	2016	2015	Y/Y(%)
Selling Expenses	(33,254)	(24,701)	35%	(38,338)	-13%	(94,946)	(97,949)	-3%
G&A Expenses	(32,515)	(27,544)	18%	(17,004)	91%	(106,585)	(97,442)	9%
Total SG&A Expenses	(65,769)	(52,245)	26%	(55,342)	19%	(201,531)	(195,391)	3%
Launches	299,417	410,966	-27%	380,270	-21%	920,846	996,316	-8%
Net Pre-sales	355,771	258,332	38%	245,196	45%	810,464	914,796	-11%
Net Revenue	263,817	268,271	-2%	352,424	-25%	915,698	1,443,357	-37%

13

Other Operating Revenues/Expenses reached R$30.0 million in 4Q16, ending 2016 at R$79.0 million compared to R$107.6 million in the previous year, due to the impact of expenses related to lawsuits. A higher volume of deliveries over the past four years, due to the delivery of delayed projects in non-core regions, led to an increase in the level of contingencies.

The Company continues to be proactive in mitigating risks associated with potential contingencies. As a result, the Gafisa segment continues to concentrate its operations only in the metropolitan regions of São Paulo and Rio de Janeiro. This strategic geographic positioning, combined with improved internal processes, is expected to result in fewer future legal claims and a subsequent decrease in the amount of expenses related to contingencies in the following years.

The table below contains more details on the breakdown of this expense.

Table 11 – Other Operating Revenues/Expenses (R$ 000)

	4Q16	3Q16	Q/Q (%)	4Q15	Y/Y(%)	2016	2015	Y/Y(%)
Litigation Expenses	(26,255)	(13,278)	98%	(23,087)	14%	(70,798)	(91,193)	-22%
Expenses related to the update of AUSA Stock Option Plan balance	-	-	-	-	-	(3,401)	-	-
Other	(4,683)	(1,243)	277%	(4,042)	16%	(4,793)	(16,441)	-71%
Total	(30,938)	(14,521)	113%	(27,129)	14%	(78,992)	(107,634)	-27%

Adjusted EBITDA

Recurring Adjusted EBITDA was negative R$160.2 million in 4Q16, totaling negative R$245.3 million in the year.

Excluding the effects of the Tenda transaction and the adjustments to inventory units and landbank, recurring EBITDA was negative R$0.3 million in 4Q16 compared to negative R$15.9 million in 3Q16 and positive R$49.9 million in 4Q15. Based on the same criteria, 2016 adjusted EBITDA was negative R$83.6 million, compared to a positive result of R$227.4 million in 2015.

Compared to 4Q15, 4Q16 Recurring Adjusted EBITDA was mainly impacted by the following factors: (i) lower level of revenues due to the sales mix with higher concentration in projects launched in the quarter; (ii) lower gross profit in the quarter due to the weak current market environment; and (iii) higher levels of SG&A expenses.

As a reminder, Gafisa’s Adjusted EBITDA does not include the results of discontinued operations (Tenda) and equity income from Alphaville.

14

Table 12 -  Adjusted EBITDA (R$ 000)

	4Q16	3Q16	Q/Q (%)	4Q15	Y/Y(%)	2016	2015	Y/Y(%)
Net Income	(999,308)	(72,622)	1276%	826	-	(1,163,596)	74,449	-
Discontinued Operation Result ¹	(683,360)	(16,554)	-	(9,566)	-	(653,156)	36,218	-
Inventory and landbanks Adjustments²	(159,931)	-	-	-	-	(159,931)	-	-
Adjusted Net Income¹ ²	(156,017)	(89,176)	132%	10,392	-	(350,509)	38,231	-
(+) Financial Results	15,582	5,910	164%	15,368	1%	25,679	50,422	-49%
(+) Income Taxes	67,785	1,076	6200%	(1,829)	-	9,760	656	1388%
(+) Depreciation & Amortization	10,560	8,180	29%	7,804	35%	33,892	32,585	4%
(+) Capitalized interests	38,792	46,258	-16%	43,201	-10%	156,812	151,185	4%
(+) Expense w Stock Option Plan	1,313	2,316	-43%	1,966	-33%	6,821	7,825	-13%
(+) Minority Shareholders	(171)	588	-129%	(340)	-50%	1,871	(3,468)	-154%
(-) AUSA Income Effect	21,892	9,158	139%	(26,704)	-182%	32,122	(50,043)	-
Recurring Adjusted EBITDA³	(264)	(15,690)	983%	49,858	-	(83,552)	227,393	-
(+) Inventory and Landbanks Adjustments²	(159,931)	-	-	-	-	(159,931)	-	-
Adjusted EBITDA[4]	(160,195)	(15,690)	-921%	49,858	-	(243,483)	227,393	-
Net Revenue	263,817	268,271	-2%	352,424	-25%	915,698	1,443,357	-37%
Recurring Adjusted EBITDA Margin	-0.1%	-5.9%	-60 bps	14.1%	-1,420 bps	-9.1%	15.8%	-670 bps
Adjusted EBITDA Margin	-60.7%	-5.9%	-6,660 bps	14.1%	-7,480 bps	-26.6%	15.8%	-4,240 bps

1)  Sale of Tenda shares

2)  Pricing adjustments to inventory units, related to current market prices level and to historical cost update at market value in some lots of our landbank

3)  Adjusted by notes 1 and 2, by expense with stock option plan (non-cash) and minority shareholders. EBITDA does not consider Alphaville's equity income

4)  Adjusted by expense with stock option plan (non-cash) and minority shareholders. EBITDA does not consider Alphaville's equity income

Depreciation and Amortization

Depreciation and amortization in 4Q16 reached R$10.6 million, up 29.1% over 3Q16 and 35.3% compared to 4Q15, effect of higher depreciation with sales booths and IT equipment In 2016, depreciation and amortization totaled R$33.9 million compared to R$32.6 million in 2015, which is in line with the current level of Company’s operations.

Financial Result

4Q16 net financial result was negative R$15.6 million, compared to negative R$5.9 million in 3Q16, and R$15.4 million in 4Q15. Financial revenues were down 41.8% year-on-year, totaling R$9.9 million, due to the lower balance of funds available in the period. Financial expenses reached R$25.5 million, compared to R$32.4 million in 4Q15, due to lower gross debt and a higher share of project-related debt versus corporate debt, resulting in lower funding costs.

The full year net financial result was negative R$25.7 million, compared to a net loss of R$50.4 million in the prior year. It is worth mentioning that the 2016 result included the benefit of the mark-to-market of hedging operations against IPCA and CDI-indexed debts.

Taxes

Income taxes, social contribution and deferred taxes for 4Q16 amounted to an expense of R$93.4 million, impacted by R$90.3 million due to the reversal of tax credits previously recorded, in view of impact of the result from discontinued operation (Tenda) over net income for the year. In 2016, income tax, social contribution and deferred taxes expenses totaled R$100.1 million or R$9.8 million, excluding the abovementioned impact.

15

Recurring Net Income

The Company ended 4Q16 with adjusted net loss of R$156.0 million, excluding the impact related to discontinued operations (Tenda) which totaled R$683.4 million [1] and were recorded in the last quarter of the year, as well as inventory and landbank adjustments which totaled R$159.9 million and impacted gross profit. Excluding equity income from AUSA, the Company recorded adjusted net loss of R$134.1 million, compared to a net loss of R$63.5 million in 3Q16. In 2016, and based on the same criteria, the Company recorded adjusted net loss of R$350.5 million. Excluding equity income from Alphaville, the Company recorded adjusted net loss of R$318.4 million.

In addition to the factors mentioned above, the year’s results were affected by: (i) lower level of revenues due to higher volume of dissolutions from legacy units, impacting revenues; (ii) sales mix with higher concentration in projects launched in 2016, and accordingly, lower ability of generating revenue; and (iii) current market conditions which impact products price and accordingly, gross profit.

Table 13 – Effects in Net income - (R$ 000)

Gafisa	4Q16	2016
Net Income	(999,308)	(1,163,596)
( - ) AUSA Equity	(21,892)	(32,122)
( - ) Inventory and landbank adjustments	(159,931)	(159,931)
( - ) Tenda Result	17,065	47,269
( - ) Impairment Tenda Operation	(610,105)	(610,105)
( - ) Adjustment Deferred Income Tax	(90,320)	(90,320)
Net Income Ex-Operation	(134,125)	(318,387)

Table 14 – Net Income - (R$ 000)

	4Q16	3Q16	Q/Q (%)	4Q15	Y/Y(%)	2016	2015	Y/Y(%)
Net Revenue	263,817	268,271	-2%	352,424	-25%	915,698	1,443,357	-37%
Gross Profit	(144,018)	963	-	84,191	-	(113,515)	381,436	-
Gross Margin	-54.6%	0.4%	-5,500 bps	23.9%	-7,850 bps	-12.4%	26.4%	-3,880 bps
Inventory and Landbanks Adjustments¹	(159,931)	-	-	-	-	(159,931)	-	-
Recurring Adjusted Gross Profit¹	54,703	47,221	16%	127,392	-57%	203,226	532,621	-62%
Recurring Adjusted Gross Margin²	20.7%	17.6%	310 bps	36.1%	1,540 bps	22.2%	36.9%	-1,470 bps
Recurring Adjusted EBITDA³	(264)	(15,690)	983%	49,858	-	(83,552)	227,393	-
Recurring Adjusted EBITDA Margin	-0.1%	-5.9%	-60 bps	14.1%	-1,420 bps	-9.1%	15.8%	-670 bps
Income from Discontinued Operation [4]	(683,360)	-	-	-	-	(653,156)	-	-
Adjusted Net Income [5]	(156,017)	(72,622)	-115%	826	-	(350,509)	74,449	-
( - ) Equity income from Alphaville	(21,892)	(9,158)	-139%	26,704	-	(32,122)	50,043	-
Adjusted Net Income (ex-AUSA)	(134,125)	(63,464)	-111%	(25,878)	-418%	(318,387)	24,406	-

1) Pricing adjustments to inventory units, related to current market prices level and to historical cost update at market value in some lots of our landbank

2) Adjusted by note 1 and by capitalized interests

3) Adjusted by notes 1 and 2, by expense with stock option plan (non-cash) and minority shareholders. EBITDA does not consider Alphaville's equity income

4) Sale of Tenda shares

5) Adjusted by notes 1 and 4.

[1] Accounting Impairment + Tenda Result + Reversal of deferred tax asset. More information and reconciliation in Tables 20 and 21.

16

Backlog of Revenues and Results

The backlog of results to be recognized under the PoC method increased year-over-year to R$190.9 million in 4Q16. The consolidated margin was 37.7% in the quarter, compared to 38.7% posted in last year’s fourth quarter.

It is worth mentioning that this is the first quarter when future income is higher than previous quarters, due to the maintenance of launches volume over the past three years and the Company’s assertiveness. Such variation was already seen in the third quarter, but came stronger in the last quarter of the year.

Table 15 – Backlog Results (REF) (R$ 000)

	4Q16	3Q16	Q/Q(%)	4Q15	Y/Y(%)
Backlog Revenues	505,991	394,475	28%	497,561	2%
Backlog Costs (units sold)	(315,061)	(251,151)	25%	(305,206)	3%
Backlog Results	190,930	143,324	33%	192,355	-1%
Backlog Margin	37.7%	36.3%	140 bps	38.7%	-100 bps

                                  1) Backlog results net of PIS/COFINS taxes (3.65%), and excluding the impact of PVA (Present Value Adjustment) method according to Law 11.638

    2) Backlog results comprise the projects restricted by condition precedent.

17

We point out, as per Material Fact of December 14, 2016, informing on the signature of the agreement to sell up to 30% of shares issued by Tenda, and in line with CPC 31 – Non-Current Asset Held for Sale and Income from Discontinued Operation, the financial information in this report reflects the effects of the disclosure as a discontinued operation relating to Tenda. In the case of the Income Statement, the results of December 31, 2015 were also restated for comparability purposes and the result is presented in a single amount (Discontinued Operation Result). Referring to balance sheet, the information related to Tenda is presented in single lines, both under assets and liabilities.

Balance Sheet

Cash and Cash Equivalents and Securities

On December 31, 2016, cash and cash equivalents and marketable securities totaled R$253.2 million, down 58.5% from September 30, 2016, reflecting Tenda allocation to Asset Held for Sale.

Receivables

At the end of 4Q16, total accounts receivable totaled R$1.5 billion, a decrease of 17.4% compared to R$1.8 billion in 4Q15,  taking into consideration only Gafisa balances.

The Company had approximately R$408.2 million in accounts receivable from finished units by the end of the year.

Table 16. Total Receivables (R$ 000)

	4Q16*	3Q16	Q/Q(%)	4Q15	Y/Y(%)
Receivables from developments (off balance sheet)	525,159	688,984	-24%	792,968	-34%
Receivables from PoC- ST (on balance sheet)	722,640	1,129,351	-36%	1,395,273	-48%
Receivables from PoC- LT (on balance sheet)	271,322	440,056	-38%	407,091	-33%
Total	1,519,121	2,258,391	-33%	2,595,332	-41%

*Considers only Gafisa

Notes: ST – Short term | LT- Long term | PoC – Percentage of Completion Method.

Receivables from developments: accounts receivable not yet recognized according to PoC and BRGAAP.

Receivables from PoC: accounts receivable already recognized according to PoC and BRGAAP.

Cash Generation

Operating cash totaled R$150.8 million in 4Q16, effect of: (i) higher level of revenue related to sales of 4Q16 launches; (ii) less financial disbursement with the development of landbank, and; (iii) greater efficiency in the process, leading to lower cash disbursements. The good operating cash flow resulted in a net cash generation of R$130.4 million in the period. The volume of transferred/received units sold to financing agents reached R$136.6 million.

In the year, the Company reported operating cash generation of R$300.9 million, with net cash generation of  R$70.0 million. This result does not include the disbursement related to the share buyback program carried out in the period.

18

Table 17. Cash Generation (R$ 000)

	4Q15[1]	1Q16	2Q16	3Q16	4Q16
Availabilities[2]	478,037	457,154	304,351	355,389	253,180
Change in Availabilities[2] (1)	-	(20,883)	(152,803)	51,038	(102,210)
Total Debt + Investor Obligations	1,907,358	1,914,131	1,807,989	1,853,755	1,638,804
Change in Total Debt + Investor Obligations (2)	-	6,773	(106,142)	45,766	(214,951)
Other Investments	210,761	210,761	218,956	219,454	237,109
Change in Other Investments (3)		-	8,195	498	17,654
Cash Generation in the period (1) - (2) + (3)		(27,656)	(38,466)	5,770	130,396
Cash Generation Final		(27,656)	(66,122)	(60,352)	70,044

1) The 4Q15 data refer only to the final balance of the period in order to assist in the reconciliation of the balance changes in 2016

2) Cash and cash equivalents, and marketable securities

Liquidity

At the end of December 2016, the Company’s Net Debt/ Shareholders’ Equity ratio reached 71.8% compared to 49.3% in the previous quarter, reflecting the allocation of Tenda as Asset Held for Sale, and consequent impact on Shareholders' Equity. Excluding project finance, the Net Debt/ Shareholders’ Equity ratio was 3.3%.

Strong cash generation has enabled the Company to reduce its indebtedness. At the end of 4Q16, the  Company's gross debt reached R$1.6 billion, decreasing 20.2% q-o-q and 24.0% y-o-y. In the 4Q16, the Company amortized R$303.6 million in debt, of which R$173.6 million was project finance and R$130.0 million corporate debt. In the same period, a total of R$43.1 million was disbursed, allowing for a net amortization of R$260.5 million.

Throughout the year, new releases of R$438.9 million took place, of which R$373.9 million related to project debt and R$65.0 million related to corporate debt, while payments totaled R$953.0 million, thus allowing a net amortization in the year of R$514.1 million.

Table 18. Debt and Investor Obligations (R$ 000)

	4Q16*	3Q16	Q/Q(%)	4Q15	Y/Y(%)
Debentures - FGTS (A)	302,363	492,498	-39%	654,445	-54%
Debentures – Working Capital (B)	148,905	167,448	-11%	203,513	-27%
Project Financing SFH – (C)	1,022,038	1,188,494	-14%	1,161,707	-12%
Working Capital (D)	164,261	201,571	-19%	131,128	25%
Total (A)+(B)+(C)+(D) = (E)	1,637,567	2,050,011	-20%	2,150,793	-24%
Investor Obligations (F)	1,237	3,143	-61%	4,895	-75%
Total Debt (E)+(F) = (G)	1,638,804	2,053,154	-20%	2,155,688	-24%
Cash and Availabilities (H)	253,180	609,898	-58%	712,311	-64%
Net Debt (G)-(H) = (I)	1,385,624	1,443,256	-4%	1,443,377	-4%
Equity + Minority Shareholders (J)	1,930,453	2,928,749	-34%	3,097,236	-38%
(Net Debt) / (Equity) (I)/(J) = (K)	71.8%	49.3%	2,250 bps	46.6%	2,520 bps
(Net Debt – Proj Fin) / Equity (I)-((A)+(C))/(J) = (L)	3.2%	-8.1%	1,130 bps	-12.0%	1,520 bps

*Considers only Gafisa

1) Cash and cash equivalents and marketable securities

The Company ended 2016 with R$920.5 million in total debt maturing in the short term. It should be noted, however, that 90.8% of this volume relates to debt linked to the Company's projects. Currently, the average cost of consolidated debt is 15.05% p.y., or 116.87% of the CDI.

19

Table 19. Debt Maturity

(R$ 000)	Average Cost (p.y.)	Total	Until dec/17	Until Dec/18	Until Dec/19	Until Dec/20	After Dec/20
Debentures - FGTS (A)	TR + 9.00% - 10.38%	302,363	302,363	-	-	-	-
Debentures – Working Capital (B)	CDI + 1.90% / IPCA + 7.96% - 8.22%	148,905	11,776	94,316	21,404	21,409	-
Project Financing SFH (C)	TR + 8.33% - 11.82% / 120.0% - 129.0% CDI	1,022,038	534,555	393,501	59,763	27,126	7,093
Working Capital (D)	CDI + 3.00% / CDI + 3.95% / CDI + 4.25% / 125.0% CDI / INCC	164,261	135,999	28,262	-	-	-
Total (A)+(B)+(C)+(D) = (E)		1,637,567	984,693	516,079	81,167	48,535	7,093
Investor Obligations (F)	CDI + 0.59%	1,237	1,237	-	-	-	-
Total Debt (E)+(F) = (G)		1,638,804	985,930	516,079	81,167	48,535	7,093
% of Total Maturity per period			60.2%	31.5%	5.0%	3.0%	0.4%
Project debt maturing as % of total debt ((A)+ (C))/(G)			84.9%	39.9%	6.1%	2.8%	0.7%
Corporate debt maturing as % of total debt ((B)+(D)+(F))/(G)			15.1%	23.8%	26.4%	44.1%	0.0%
Ratio Corporate Debt / Mortgage		19.2% / 80.8%

20

Impacts of Tenda Operation

 Summary

According to the Material Fact released on December 14, 2016, on that date the Company entered into a stock purchase agreement with Jaguar Growth Asset Management, LLC, aiming at the sale of up to 30% of shares issued by Tenda, at the price of R$8.13 per share, representing, within the context of operation, a cash inflow for Gafisa of R$231.7 million. It is worth mentioning that the implementation of referred transaction is subject to the verification of certain conditions precedent.

In view of the aforementioned, and pursuant to prevailing laws and accounting practices, the execution of such agreement gave rise to few accounting impacts on 4Q16 financial results, as pointed out below:

                                                                      Tables 20 and 21. Main impacts (R$ 000)

Result after operation effects	4Q16	2016	Balance Sheet after operation effects	4Q16
Discontinued Operation Impairment	(610,105)	(610,105)	Gross Debt	1,638,804
Tenda Result	17,065	47,269	Cash	253,180
Reversal of Deferred Tax Asset	(90,320)	(90,320)	Net Debt	1,385,624
Result Discontinued Operation	(683,360)	(653,126)	Shareholders’Equity + Minority	1,930,453
Result ex-Discontinued Operation	(315,948)	(510,470)	Net Debt / SE	71.8%

                Result after operation effects

Gafisa’s financial result in 4Q16 was impacted by accounting effects generated by the execution of the stock purchase agreement with Jaguar Growth Asset Management, LLC. The total effect amounted to R$680.2 million, and was comprised by the following factors: (i) the price per share of Tenda, R$8.13, establishes a valuation of R$439.0 million for 100% of the share capital of Tenda, lower than Tenda’s shareholders’ equity (R$1.049 billion) and thus generating an impairment of R$610.1 million and; (ii) reversal of R$90.3 million as tax credits, previously recorded, due to the impact of the net result from this operation over the net income for the year; and (iii) additional elimination effects between accounts in consolidation (R$3.1 million).

It is worth mentioning that the impairment effect of R$610.1 million refers to 100% of Tenda’s shares. Out of this total, 50% of shares are being sold by Gafisa, within the context of the operation entered into with Jaguar and the offer of preemptive rights to shareholders, generating as final result, higher liquidity level and improvement of Gafisa’s capital structure. The remaining 50% of Tenda’s shares will be distributed to Gafisa’s shareholders by means of the capital reduction. Considering the price attributed to the sale of 50% (R$8.13 per share of Tenda), the capital reduction shall occur by the same price, i.e., the amount attributed to the capital reduction of shares representing 50% of Tenda’s capital was R$219 million. It is worth mentioning that Gafisa’s shareholders will receive these shares representing 50% of Tenda’s capital, which will then become a listed company at the stock exchange, allowing these shareholders to monetize them, according to their investment strategy, when they deem more appropriate. Taking into consideration the tax impact, the R$90.3 million refers to a reversal of a tax credit provision previously recorded, which was reversed in view of the significant impact of Tenda’s purchase and sale operation on the net income for the period, thus, not allowing to maintain such amount of deferred tax asset in the Company’s balance sheet. It is worth noting that despite the write-off of this current asset, this an accounting effect and eventually temporary, since in the future such deferred tax asset might constituted again, depending on the future outlook for the Company’s profitability.

21

                Balance Sheet after operation effects

Additionally to the impact on results for the period, the operation of sale of Tenda’s shares, and its classification to “Asset Held for Sale”, also impacted Gafisa’s balance sheet, as follows: (i) reduced cash and cash equivalents to R$253.2 million and gross indebtedness to R$1.6 billion only referring to the Gafisa segment, and; (ii) shareholders’ equity reduction corresponding to the difference between  Tenda’s shareholders’ equity recognized in balance sheet and operationpricing, reducing Gafisa’s shareholders’ equity to R$1.9 billion, impacting leverage level (Net Debt/ Shareholders’ Equity), which ended 2016 at 71.8%. We point out that such leverage level is temporary, since upon conclusion of the transaction, Gafisa will have a cash inflow of up to R$319.5 million, thus, reducing its leverage level and underscoring the Company’s conservative cash management.

22

                São Paulo, March 21, 2017

Alphaville Urbanismo SA releases its results for 2016.

Financial Results

In 2016, net revenues totaled R$716 million, 38% below the previous year, and net profit was R$108 million.

	4Q16	2016	4Q15	2015	4Q2016 vs. 4Q2015	2016 vs. 2015
Net revenue	161	716	388	1150	-59%	-38%
Net Income	- 74	-108	90	148	n/a	n/a
Margin	-46%	-15%	2%	13%

For further information, please contact our Investor Relations team at ri@alphaville.com.br or +55 11 3038-5266

23

Gafisa’s Financial Statements

	4Q16	3Q16	Q/Q (%)	4Q15	Y/Y(%)	2016	2015	Y/Y(%)
Net Revenue	263,817	268,271	-2%	352,424	-25%	915,698	1,443,357	-37%
Operating Costs	(407,835)	(267,308)	53%	(268,233)	52%	(1,029,213)	(1,061,921)	-3%
Gross Profit	(144,018)	963	-15055%	84,191	-271%	(113,515)	381,436	-130%
Gross Margin	-54.6%	0.4%	-5,500 bps	23.9%	-7,850 bps	-12.4%	26.4%	-3,880 bps
Operating Expenses	(153,811)	(82,568)	86%	(60,601)	154%	(362,747)	(295,595)	23%
Selling Expenses	(33,254)	(24,701)	35%	(38,338)	-13%	(94,946)	(97,949)	-3%
General and Administrative Expenses	(32,516)	(27,544)	18%	(17,004)	91%	(106,585)	(97,442)	9%
Other Operating Revenue/Expenses	(30,938)	(14,521)	113%	(27,129)	14%	(78,992)	(107,634)	-27%
Depreciation and Amortization	(10,560)	(8,180)	29%	(7,805)	35%	(33,892)	(32,585)	4%
Equity Income	(46,544)	(7,622)	511%	29,675	-257%	(48,332)	40,015	-221%
Operational Result	(297,831)	(81,605)	265%	23,590	-1363%	(476,264)	85,841	-655%
Financial Income	9,946	7,479	33%	17,076	-42%	58,439	77,306	-24%
Financial Expenses	(25,118)	(12,771)	97%	(30,548)	-18%	(80,986)	(121,207)	-33%
Net Income Before taxes on Income	(313,003)	(86,897)	260%	10,118	-3194%	(498,811)	41,940	-1289%
Deferred Taxes	(90,320)	-	-	8,011	-1227%	(89,358)	14,105	-734%
Income Tax and Social Contribution	(3,115)	(1,076)	189%	(6,184)	-50%	(10,722)	(14,763)	-27%
Net Income After Taxes on Income	(406,438)	(87,973)	362%	11,945	-3503%	(598,891)	41,282	-1551%
Continued Op. Net Income	(406,438)	-	-	-	-	(598,891)	-	-
Descontinued Op. Net Income	(610,105)	-	-	-	-	(610,105)	-	-
Minority Shareholders	2,955	7,694	-62%	(1,873)	-258%	11,251	(2,847)	-495%
Net Income	(1,019,498)	(95,667)	966%	13,818	-	(1,220,247)	44,129	-

24

Tenda’s Financial Statements

	4Q16	3Q16	Q/Q (%)	4Q15	Y/Y(%)	2016	2015	Y/Y(%)
Net Revenue	286,906	270,509	6%	206,822	39%	1,052,710	850,962	24%
Operating Costs	(190,983)	(179,579)	6%	(148,162)	29%	(729,705)	(605,584)	20%
Gross Profit	95,923	90,930	5%	58,660	64%	323,005	245,378	32%
Gross Margin	33.4%	33.6%	-18 bps	28.4%	507 bps	30.7%	28.8%	185 bps
Operating Expenses	(65,403)	(59,936)	9%	(64,937)	1%	(234,727)	(214,933)	9%
Selling Expenses	(25,394)	(25,554)	-1%	(18,348)	38%	(90,490)	(65,311)	39%
General and Administrative Expenses	(27,614)	(21,928)	26%	(20,723)	33%	(89,739)	(83,971)	7%
Other Operating Revenue/Expenses	(3,747)	(10,509)	-64%	(20,359)	-82%	(36,743)	(52,567)	-30%
Depreciation and Amortization	(3,180)	(2,889)	10%	(3,941)	-19%	(12,299)	(14,835)	-17%
Equity Income	(5,468)	944	-679%	(1,566)	249%	(5,456)	1,751	-412%
Operational Result	30,520	30,994	-2%	(6,277)	-586%	88,278	30,445	190%
Financial Income	3,391	6,471	-48%	7,051	-52%	27,257	46,825	-42%
Financial Expenses	(8,914)	(18,644)	-52%	(6,486)	37%	(47,300)	(41,051)	15%
Net Income Before taxes on Income	24,997	18,821	33%	(5,712)	-538%	68,235	36,219	88%
Deferred Taxes	651	(1,863)	-135%	(2,321)	-128%	(4,877)	3,313	-247%
Income Tax and Social Contribution	(8,583)	(1,022)	740%	(3,430)	150%	(16,089)	(9,835)	64%
Net Income After Taxes on Income	17,065	15,936	7%	(11,463)	-249%	47,269	29,697	59%
Minority Shareholders	(3,125)	(7,109)	-56%	1,528	-305%	(9,382)	(623)	1406%
Net Income	20,190	23,045	-12%	(12,991)	-255%	56,651	30,320	87%

25

Consolidated Financial Statements

	4Q16	3Q16	Q/Q (%)	4Q15	Y/Y(%)	2016	2015	Y/Y(%)
Net Revenue	263,817	268,271	-2%	352,424	-25%	915,698	1,443,357	-37%
Operating Costs	(407,835)	(267,308)	53%	(268,233)	52%	(1,029,213)	(1,061,921)	-3%
Gross Profit	(144,018)	963	-15055%	84,191	-271%	(113,515)	381,436	-130%
Gross Margin	-54.6%	0.4%	-5,500 bps	23.9%	-7,850 bps	-12.4%	26.4%	-3,880 bps
Operating Expenses	(153,812)	(82,565)	86%	(60,601)	154%	(362,747)	(295,595)	23%
Selling Expenses	(33,254)	(24,701)	35%	(38,337)	-13%	(94,946)	(97,949)	-3%
General and Administrative Expenses	(32,516)	(27,543)	18%	(17,006)	91%	(106,585)	(97,442)	9%
Other Operating Revenue/Expenses	(30,938)	(14,519)	113%	(27,129)	14%	(78,992)	(107,634)	-27%
Depreciation and Amortization	(10,560)	(8,180)	29%	(7,804)	35%	(33,892)	(32,585)	4%
Equity Income	(46,544)	(7,622)	511%	29,675	-257%	(48,332)	40,015	-221%
Operational Result	(297,830)	(81,602)	265%	23,590	-1362%	(476,262)	85,841	-655%
Financial Income	9,945	7,480	33%	17,076	-42%	58,439	77,306	-24%
Financial Expenses	(25,527)	(13,390)	91%	(32,444)	-21%	(84,118)	(127,728)	-34%
Net Income Before taxes on Income	(313,412)	(87,512)	258%	8,223	-3911%	(501,941)	35,419	-1517%
Deferred Taxes	(90,321)	-	0%	8,011	-1227%	(89,358)	14,105	-734%
Income Tax and Social Contribution	(3,114)	(1,076)	189%	(6,182)	-50%	(10,722)	(14,761)	-27%
Net Income After Taxes on Income	(406,847)	(88,588)	359%	10,052	-4147%	(602,021)	34,763	-1832%
Continued Op. Net Income	(406,847)	(88,588)	359%	10,052	-4147%	(602,021)	34,763	-1832%
Descontinued Op. Net Income	(592,631)	16,554	-3680%	(9,566)	6095%	(559,704)	36,218	-1645%
Minority Shareholders	(170)	588	-129%	(340)	-50%	1,871	(3,468)	-154%
Net Income	(999,308)	(72,622)	1276%	826	-	(1,163,596)	74,449	-

26

Gafisa’s Balance Sheet

	4Q16	3Q16	Q/Q %)	4Q15	Y/Y(%)
Current Assets
Cash and cash equivalents	29,534	100,563	-71%	60,987	-52%
Securities	223,646	254,826	-12%	417,050	-46%
Receivables from clients	722,640	780,968	-7%	957,047	-24%
Properties for sale	1,122,724	1,579,115	-29%	1,389,893	-19%
Other accounts receivable	106,791	99,165	8%	140,610	-24%
Deferred selling expenses	2,548	2,321	10%	2,088	22%
Land for sale	3,306	3,443	-4%	4,367	-24%
Non-Current Assets Destined for Sale	1,189,011	-	-	-	-
	3,400,200	2,820,401	21%	2,972,042	14%
Long-term Assets
Receivables from clients	271,322	313,802	-14%	365,902	-26%
Properties for sale	592,975	324,336	83%	506,719	17%
Other	93,476	100,054	-7%	161,683	-42%
	957,773	738,192	30%	1,034,304	-7%
Intangible. Property and Equipment	52,205	55,757	-6%	57,926	-10%
Investments	799,911	1,996,279	-60%	1,962,153	-59%
Total Assets	5,210,089	5,610,629	-7%	6,026,425	-14%

Current Liabilities
Loans and financing	669,795	631,675	6%	663,466	1%
Debentures	314,139	270,656	16%	187,744	67%
Obligations for Purchase of Land and advances from customers	205,388	230,667	-11%	223,197	-8%
Material and service suppliers	79,120	39,040	103%	43,666	81%
Taxes and Contribution	51,842	13,520	283%	61,716	-16%
Investor Obligations	1,237	3,143	-61%	5,016	-75%
Other	302,217	349,343	-13%	385,623	-22%
Assets Liabilities of Descontinued op.	651,812	-	-	-	-
	2,275,550	1,538,044	48%	1,570,428	45%
Long-term liabilities
Loans and financings	516,505	661,785	-22%	582,916	-11%
Debentures	137,129	286,497	-52%	468,337	-71%
Obligations for Purchase of Land and advances from customers	90,309	45,307	99%	146,102	-38%
Deferred taxes	100,405	10,085	896%	11,444	777%
Provision for contingencies	83,904	87,258	-4%	81,542	3%
Investor Obligations	-	-	0%	1,322	-100%
Other	75,834	51,572	47%	65,501	16%
	1,004,086	1,142,504	-12%	1,357,164	-26%
Shareholders’ Equity
Shareholders’ Equity	1,928,325	2,926,449	-34%	3,095,490	-38%
Minority Shareholders	2,128	3,632	-41%	3,343	-36%
	1,930,453	2,930,081	-34%	3,098,833	-38%
Total Liabilities and Shareholders’ Equity	5,210,089	5,610,629	-7%	6,026,425	-14%

27

Tenda’s Balance Sheet

	4Q16	3Q16	Q/Q %)	4Q15	Y/Y(%)
Current Assets
Cash and cash equivalents	28,414	60,777	-53%	21,653	31%
Securities	195,073	193,732	1%	212,621	-8%
Receivables from clients	250,474	348,383	-28%	438,226	-43%
Properties for sale	563,576	539,537	4%	490,484	15%
Other accounts receivable	104,606	104,856	0%	104,656	0%
Land for sale	75,227	71,310	5%	101,490	-26%
	1,217,370	1,318,595	-8%	1,369,130	-11%
Long-term Assets
Receivables from clients	176,673	126,254	40%	41,189	329%
Properties for sale	211,711	199,559	6%	243,520	-13%
Other	60,556	58,091	4%	45,356	34%
	448,940	383,904	17%	330,065	36%
Intangible, Property and Equipment	48,008	46,294	4%	43,116	11%
Investments	147,831	153,298	-4%	163,349	-9%
Total Assets	1,862,149	1,902,091	-2%	1,905,660	-2%

Current Liabilities
Loans and financing	41,333	19,298	114%	8,899	364%
Debentures	-	102,793	-100%	201,877	-100%
Obligations for Purchase of Land and Advances from customers	131,280	138,362	-5%	138,223	-5%
Material and service suppliers	31,664	26,978	17%	13,669	132%
Taxes and Contributions	30,510	33,415	-9%	40,341	-24%
Other	118,751	105,556	13%	99,940	19%
	353,538	426,402	-17%	502,949	-30%
Long-term liabilities
Loans and financings	93,661	77,307	21%	37,554	149%
Obligations for Purchase of Land and Advances from customers	104,343	85,842	22%	102,412	2%
Deferred taxes	11,437	12,088	-5%	5,045	127%
Provision for contingencies	44,950	51,768	-13%	55,716	-19%
Other	178,598	90,617	97%	75,170	138%
	432,989	317,622	36%	275,897	57%
Shareholders’ Equity
Shareholders’ Equity	1,049,126	1,128,446	-7%	1,090,936	-4%
Minority Shareholders	26,496	29,621	-11%	35,878	-26%
	1,075,622	1,158,067	-7%	1,126,814	-5%
Total liabilities and Shareholders’ Equity	1,862,149	1,902,091	-2%	1,905,660	-2%

28

Consolidated Balance Sheet

	4Q16	3Q16	Q/Q %)	4Q15	Y/Y(%)
Current Assets
Cash and cash Equivalents	29,534	161,340	-82%	82,640	-64%
Securities	223,646	448,558	-50%	629,671	-64%
Receivables from clients	722,640	1,129,351	-36%	1,395,273	-48%
Proprieties for Sale	1,122,724	2,118,652	-47%	1,880,377	-40%
Other accounts receivable	106,791	200,529	-47%	215,775	-51%
Prepaid expenses and others	2,548	5,811	-56%	7,171	-64%
Land for Sale	3,306	74,753	-96%	105,857	-97%
Non-Current Assets Destined for Sale	1,189,011	-	-	-	-
	3,400,200	4,138,994	-18%	4,316,764	-21%
Long-term Assets
Receivable from clients	271,322	440,056	-38%	407,091	-33%
Properties for sale	592,975	523,895	13%	750,240	-21%
Other	93,476	158,146	-41%	192,073	-51%
	957,773	1,122,097	-15%	1,349,404	-29%
Intangible and Property and Equipment	52,205	102,051	-49%	101,042	-48%
Investments	799,911	990,176	-19%	993,122	-19%
Total Assets	5,210,089	6,353,318	-18%	6,760,332	-23%

Current Liabilities
Loans and Financing	669,795	650,973	3%	672,365	0%
Debentures	314,139	373,449	-16%	389,621	-19%
Obligations for purchase of land and Advances from customers	205,388	369,029	-44%	361,420	-43%
Materials and service suppliers	79,120	66,018	20%	57,335	38%
Taxes and contributions	51,842	81,677	-37%	102,057	-49%
Other	303,454	423,298	-28%	466,171	-35%
Assets Liabilities of Descontinued op.	651,812	-	-	-	-
	2,275,550	1,964,444	16%	2,048,969	11%
Long-term Liabilities
Loans and Financing	516,505	739,092	-30%	620,470	-17%
Debentures	137,129	286,497	-52%	468,337	-71%
Obligations for purchase of land and Advances from customers	90,309	131,149	-31%	248,514	-64%
Deferred taxes	100,405	22,173	353%	16,489	509%
Provision for contingencies	83,904	139,026	-40%	142,670	-41%
Other	75,834	142,188	-47%	117,647	-36%
	1,004,086	1,460,125	-31%	1,614,127	-38%
Shareholders’ Equity
Shareholders’ Equity	1,928,325	2,926,451	-34%	3,095,491	-38%
Minority Shareholders	2,128	2,298	-7%	1,745	22%
	1,930,453	2,928,749	-34%	3,097,236	-38%
Total liabilities and Shareholders’ Equity	5,210,089	6,353,318	-18%	6,760,332	-23%

29

Cash Flow

	4Q16	4Q15	2016	2015
Income Before Taxes on Income and Social Contribution	(313,410)	8,224	(501,941)	35,419
Expenses/income not affecting working capital	238,380	39,466	426,733	232,150
Depreciation and amortization	10,560	7,804	33,892	32,585
Provision for realization of non - financial assets - Properties and land for sale	166,518	(618)	160,216	(618)
Expense with stock option plan and shares	1,315	1,966	6,821	7,825
Penalty provision fee over delayed projects	-	(2,341)	(1,404)	(2,137)
Unrealized interest and financial charges	11,657	31,750	100,508	88,801
Equity income	13,617	(29,675)	48,332	(40,015)
Disposal of fixed asset	6,165	5,296	7,666	5,516
Provision for guarantee	(3,156)	(2)	(12,390)	11,100
Provision for lawsuits	26,254	23,087	70,796	91,193
Profit Sharing provision	6,250	(3,000)	18,750	14,000
Allowance for doubtful accounts and dissolutions	(921)	5,658	6,950	6,749
Income from financial instruments	121 121	(459)	(13,404)	17,151
Customers	89,117	131,789	288,999	133,674
Properties for sale	21,371	(43,012)	21,759	(159,654)
Other accounts receivable	(24,207)	19,016	29,471	18,884
Pre-paid expenses	(227)	548	(460)	7,622
Obligations on land purchase and advances from customers	19,723	27,374	(73,603)	9,243
Taxes and contribution	3,580	(4,081)	(9,874)	(7,195)
Providers	36,617	(12,156)	31,991	(28,036)
Salaries and payroll charges	(7,133)	(9,718)	(17,740)	(25,464)
Other liabilities	(12,254)	(28,103)	(152,209)	(84,266)
Related parties transactions	39,067	8,114	100,207	72,444
Paid taxes	(4,077)	(6,183)	(10,722)	(14,763)
Net cash from Operating Activities	86,547	131,278	132,611	190,058
Investments Activities
Purchase of fixed and intangible asset	(13,174)	(8,815)	(35,838)	(33,340)
Capital contribution in subsidiaries	15,157	(482)	(110)	(1,636)
Redemption of financial investment	409,009	1,031,432	1,611,200	3,699,616
Funding financial investments	(377,828)	(892,403)	(1,417,794)	(3,502,264)
Net cash from investing activities	33,164	129,732	157,458	162,376
Financing activities
Investor obligations	(1,906)	(4,039)	(3,658)	(6,135)
Increase in loans and financing	76,322	165,688	579,391	734,552
Amortization of loans and financing	(301,024)	(431,855)	(944,795)	(1,068,864)
Buyback of treasury shares	-	-	(8,693)	(24,157)
Dividens paid	(17,682)	-	(17,682)	-
Assignment of credit receivables, net	18,948	24,558	72,776	24,558
Loan Operations with related parties	34,602	5,115	1,130	(280)
Sale of treasury shares	-	-	2,149	3,023
Result from the sale of treasury shares	-	-	(2,140)	(2,424)
Net cash from financing activities	(190,740)	(240,533)	(321,522)	(339,727)
Increase (decrease) in cash and cash equivalents	(71,029)	20,477	(31,453)	12,707
Opening balance of cash and cash equivalents	100,563	40,510	60,987	48,280
Closing balance of cash and cash equivalents	29,534	60,987	29,534	60,987
Increase (decrease) in cash and cash equivalents	(71,029)	20,477	(31,453)	12,707

                                                          About Gafisa

Gafisa is one Brazil’s leading residential and commercial properties development and construction companies. Founded over 60 years ago, the Company is dedicated to growth and innovation oriented to enhancing the  well-being, comfort and safety of an increasing number of households. More than 15 million square meters have been built, and approximately 1,100 projects delivered under the Gafisa brand - more than any other company in Brazil. Recognized as one of the foremost professionally managed homebuilders, Gafisa’s brand is also one of the most respected, signifying both quality and consistency. In addition to serving the upper-middle and upper class segments through the Gafisa brand, the Company also focuses on low income developments through its Tenda brand. And, it participates through its 30% interest in Alphaville, a leading urban developer, in the national development and sale of residential lots.  Gafisa S.A. is a Corporation traded on the Novo Mercado of the BM&FBOVESPA (BOVESPA:GFSA3) and is the only Brazilian homebuilder listed on the New York Stock Exchange (NYSE:GFA) with an ADR Level III, which ensures best practices in terms of transparency and corporate governance.

This release contains forward-looking statements about the business prospects, estimates for operating and financial results and Gafisa’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

30

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 23, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer